                                                      Filed Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                            Filed by Enzon Pharmaceuticals, Inc.
                                    Subject Company: Enzon Pharmaceuticals, Inc.
                                                       NPS Pharmaceuticals, Inc.
                                                   Commission File No. 000-12957


The following is a transcript of a presentation given by Ken Zuerblis of Enzon Pharmaceuticals, Inc. at the Sun Trust Robinson Humphrey 32nd Annual Institutional Investor Conference held on April 8, 2003, in Atlanta, Georgia.

                           Enzon Pharmaceuticals, Inc.
                                  April 8, 2003
                                  3:05 p.m. EST


BERT HAZLETT: We have presenting Enzon Pharmaceuticals. Representing Enzon is Ken Zuerblis, the CFO and VP of Finance, and the Corporate Secretary, and Nichol Harber, who's a Corporate Communications Specialist. Enzon is an emerging biopharmaceutical company that just announced a recent merger of equals with NPS Pharmaceuticals, and I look forward to Ken speaking a lot on these transactions. Ken?

KEN ZUERBLIS, CHIEF FINANCIAL OFFICER, VICE PRESIDENT OF FINANCE AND CORPORATE SECRETARY, ENZON PHARMACEUTICALS, INCORPORATED: Thanks, Bert. Good afternoon ladies and gentlemen. I'm delighted to be here to represent Enzon Pharmaceuticals. I want to thank first Bert and Sun Trust for inviting us today. I'd also like to today, besides the presentation, to take a few moments to, as Bert said, to share with you some of the details and the compelling logic behind the proposed merger between Enzon and NPS.

Unfortunately, I have to take care of some business first, particularly we're in a merger and a live registration statement out there. Of course, I'm going to first refer you to the Safe Harbor provisions shown on the slide, and remind you that this presentation may contain forward-looking statements which represent the company's intentions, expectations, or beliefs concerning future events. Please refer to our SEC filings and other public disclosures for a more complete understanding of the risks inherent to our businesses. And we have to continue, unfortunately. Additional information on Enzon and NPS and our proposed merger can be obtained by contacting the companies directly, accessing the companies' Web sites, or reviewing files with the SEC. Now, to begin the presentation.

I want to express to you our commitment and our enthusiasm for a proposed merger with NPS Pharmaceuticals. This is the right thing to do, and the right time to do it. We are establishing a company that has all the components for long-term significant growth -- an innovative, integrated, independent pharmaceutical company with the strength to both create and sustain substantial growth and value for years to come.

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Our goal is to combine two strong and uniquely complementary companies to build a leading biotechnology enterprise, with a deep, diversified and sustainable pipeline of discovery and clinical based products, with a clear, defined pathway to profitability, with a fully integrated infrastructure. And all this is built on strong and stable financial fundamentals.

Before I get into the details of the transaction itself, I'd like to first explain why combining Enzon and NPS Pharmaceuticals accomplishes this overreaching goal I just described. The key lies in bringing together in one company all the success factors necessary to create and drive a self-sustaining and growing biotechnology business. The combination of Enzon with its strength shown here in blue, and NPS, with its unique characteristics shown in gold, unites all the pieces, stretching from discovery research engine through manufacturing and marketed products.

The synergies created by bringing all these key elements together in our companies are substantial. By leveraging the respective strengths of the individual companies, we both expand and accelerate our creation of value. Let me share just a few examples with you. We will use the financial strength of the merged companies to bring forward important NPS programs that, frankly, are languishing due to a lack of resources.

A case in point is NPS-1776, a compound that completed Phase I more than three years ago. Available data suggests that this compound can be a strong competitor in the epilepsy, acute migraine and bipolar disorder markets. It is our intention, as a combined company, to accelerate the development of this undervalued asset.

Secondly, even visible products already acknowledged to be an important future value driver can be broadened and accelerated through this merger. For example, ALX-0600 represents a new and proprietary class of drug therapies for various GI disorders, including, but not limited to, short bowel syndrome, leaky gut leading to systemic infection, and Crohn's Disease. We anticipate being much more aggressive with this compound and implementing clinical activities across a broad therapeutic range of applications, maximizing the potential markets and accelerating realization of value.

And finally, we believe that the combined financial strength and commercial infrastructure gives us the ability to capitalize on a range of strategic opportunities. Unlike standalone NPS, together we are a very capable and credible licensee, able to access late-stage technologies or product opportunities. Near-term, our financial and commercial strength means that we can negotiate a PREOS marketing agreement from a position of strength, focused on achieving the highest return on investment as a legitimate co-promote partner, and without sacrificing value because of short-term financing concerns.

Having shared with you some of the rationale behind the deal, and significant synergies it offers, I'd now like to walk through the specifics of the deal. The management of the combined company will be drawn from both companies and is a proven management team. The companies together will have drug discovery and drug delivery expertise. If people don't know, Enzon comes on the drug delivery side, NPS comes from the drug discovery side. We will have already in place manufacturing capabilities and experience from that standpoint.

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We will have a commercial infrastructure with a sales and marketing organization, and strong and dependable revenues. The company will be fully integrated, from drug discovery all the way through manufacturing. We will have an innovative and robust pipeline. We will have combined R&D spending -- and this is very important in our industry, because again as you look out going forward, one of the pitfalls many companies come into is they start to get Phase III products and move them forward, they don't have enough money to invest on the products that will be the future from going forward - combined R&D spending of $150 million.

We will have two Phase III assets, which I'll talk about in some detail, where both have potential billion dollar potentials. We will have three Phase II programs, more than ten early-stage development programs, and multiple platform technologies. Just taking a quick look at the merged company and where it will fit in, and why we believe this is so compelling.

If you look at the companies in our peer size group from a market cap standpoint, and we are in the bottom end of that market cap, and then take a look at the combined entity and see how we compare, you'll see that we have combined revenues, current run rates, of $200 million. We'll have an R&D spend that will make us actually competitive in this environment of $150 million. We'll have five marketed products and two Phase III assets on the market.

Very quickly, just talking about the technologies and products, we have a very full pipeline when you put these two companies together. As we talked about earlier, the blue represent the Enzon piece and the yellow represent the NPS piece from that standpoint. But you can see, not only do we have the full suite of marketed products to drive that $200 million of revenue, but a significant pipeline behind that to drive future revenue and earnings multiples.

Very quickly, I'll spend just a couple of minutes on the marketed products. Of course, the first and most important one is PEG-INTRON. PEG-INTRON is a PEGylated version of alpha interferon that competes in the, for the alpha interferon market today, with Roche's product, which was recently launched. For those of you that don't know the alpha interferon market, it's estimated some four million people in the United States, and another four million people in Japan actually have the HCV virus, and it's estimated also that we are going to see epidemic proportions over the coming years of actual chronic hepatitis C.

Hepatitis C is just like AIDS, where you get the HCV virus first, and it can sit and basically be dormant for almost ten to thirty years, and so most people that have the HCV virus of that four million don't know they have it, yet will start to come down with symptoms of chronic hepatitis. It's a market that's very under-penetrated, and a market we think is going to grow significantly. What we've seen so far in the market, and it's a market that we dominated and Schering-Plough dominated prior to the introduction of Roche, Roche has come out with a competitor product in the last six months, but we've seen in the competitive landscape what we expected to see going forward -- an overall industry where cost isn't the most important thing -- efficacy is the most important thing to hepatologists. Both these products are being reimbursed regardless, and will be reimbursed regardless of the cost, because the cost of not treating is so significantly more. We're seeing what we expected to see. We're seeing U.S. PEGylated alpha interferon scripts continuing to increase.
This is even in front of a situation where there was somewhat of a warehousing of patients prior to us launching this product. We've worked through that warehousing and we continue to see scripts increasing I'm told.
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Well we've seen Roche come into the market, and while we heard lots of people on the street talk about Roche coming in and taking a significant share, they have not. And they've been truly additive to the market, quite frankly, as we've seen in new scripts. We've seen that Schering positive scripts have not declined, yet Roche has gotten up as high as twenty percent in new scripts. That actually is down, and in the most recent, it's down under fifteen percent of new scripts going forward.

But we've seen a market that continues to grow, and that truly has the signs of an under-treated market, where a second competitor coming into the market will actually be additive overall. That again, patients are just not, aren't aware of, their doctors aren't aware, and patients are actually just not being treated. And a second entrance, as we've seen in other indications, actually is additive to the market. It's a market that beyond growing in the areas of U.S. and Europe, also has potential growth for both companies in Japan as we look towards launch in 2005 of the PEGylated alpha interferons.

We have both, are protected by solid intellectual property, and again, like I said earlier, the potential for price increases and expanding indication is fairly significant here. For those who are not aware, last year Schering-Plough took a total during four different price increases of 19.5 percent in price increases last year, and have already taken a price increase this year. One of the reasons is, this drug is so compelling and so important to the medical industry out there.

I'm going to now focus on some of the products included in the pipeline, because we have just a short period of time here, twenty minutes, and talk about the two lead products, only the two Phase II products, that being PREOS and Cinacalcet. PREOS is intact human parathyroid hormone, and what it does, it stimulates natural bone growth, by injecting it. It's a biological product. You can see the results on the slide here.

This is an actual clinical trial patient. On the top is the patient before they were treated, and this is the patient subsequent to the treatment. As you can see, you have much more bone density and you've actually grown bone. This is a new, a new class of therapies, there's another product out there, Forteo from Lilly, for example, but these two represent the first real change in treating osteoporosis.

Other products that are out there today, from Merck, et cetera, actually slow down the process of osteoporosis. These products actually reverse it on a clinical basis, and actually regrow bone. So it's basically a whole burgeoning new market and the estimates out there are some eight million people suffer from osteoporosis. Where are we going with this product, from our standpoint? We expect to compete in a large and growing market. As I've said, some eight million people have osteoporosis.

We are doing a pivotal Phase III trial, which we expect to be completed in September of this year. We expect to file an FDA submission for this product in mid-2004, and we anticipate launching by late 2005. The other thing that's getting very interesting is we are seeing, we saw from the PaTH data that we put out, is combinations with Merck's Fosamax alendronate.

Actually it looks like also something that may actually even expand this market. Merck's product Fosamax is the, right now the largest prescription for osteoporosis, and it slows down the degeneration of bone. We've seen some early studies that show when you combine that with the rebuilding ability of PREOS, that you actually see even better outcomes than PREOS by itself, for example.

Cinacalcet, which is the second Phase III product, is licensed to Amgen. It's a novel therapy for hyperparathyroidism. It is being developed currently in Phase III clinical trials for secondary HPT, and is also in earlier clinical trials for primary HPT, as you can see from the numbers up here, both very significant markets. As far as the status of this program, Amgen is in Phase III program, is ongoing, and is on track. Recently, they disclosed that they are going to file in the second half of this year, the NDA. It's again, a first in class molecule without any competitors on the horizon, in a growing market. Again, this is, this fits right into Amgen, this is patients who are on dialysis that will use this, and actually stops some significant problems that they see. And we have in this case, licensed with Amgen, potential for a significant royalty stream from this product.

Quick operational overview, as far as the new company as it comes together. As I said, they'll be drawn from the two companies combined. The Chairman of the Board will be the CEO and Chairman of the Board of NPS, Hunter Jackson. Arthur Higgins will be the CEO. Uli Grau, who is the Enzon Chief Scientific Officer, will be the President of Research and Development. I will be the CFO of the combined organization. Tom Marriott, who has been the person in charge of development of PREOS, will be the Executive Vice President in charge of development, and reporting to Uli. And Dave Clark, who unfortunately couldn't join us today, will be the Executive Vice President of Corporate Communications and Investor Relations, and he has that position at NPS.

We will be a company with global reach. We will have facilities in New Jersey, Salt Lake City and Canada. Just a quick look at numbers from that standpoint. It's a company that, as you can see reports on a pro forma basis for the year-end in December, will report sales of 114 million. As I said, that does not reflect our acquisition of Abelcet, which we recently acquired. Which the product now has a run rate of $70 to $80 million.

Again, we looked at today where we're headed with the growth we have, that we have more than a $200 million run rate on revenues going forward. And the company, like I said, has significant R&D commitment, and a significant increase in R&D commitment. We talked about earlier that we, for this year projected we'll have a $150 million in R&D, which reflects that acceleration we talked about due to synergies we see from this transaction. And probably most important, we'll have $380 million in cash.

We're a company that will have significant milestones if it moves well. I just hit a few of them, unfortunately, in the short format I couldn't spend a lot of time on a lot of the products or the technology. But you can see from here, in 2003, 2004, significant milestones. Some I talked about earlier, which is, of course, the filing of the NDA for PREOS, filing of the NDA for Cinacalcet, some carcinogenic study that's been ongoing for PREOS related to some side effects (INAUDIBLE) with Forteo, which we are duplicating that trial, and that will also be done in the September time frame.

So where are we going? We've talked about what the company looks like, where are we going? We think this combined company has, will be the first company created through a merger that has true sustainability in biotech, that actually has the R&D investment that will allow us to continue to develop products. We're a company that by 2007, based on that base we start out with, will have in excess of $500 million in revenue. A company that will have a strong and balanced clinical pipeline, as you saw, it's already a very strong and balanced clinical pipeline. And that $150 million commitment we're making today will ensure that it continues to be a strong and balanced pipeline. It's a company that by 2007 we project will have a $180 million research and development budget. A company that will have greater than $100 million EBITDA, industry-leading growth rate, and probably more important, greater than $500 million in cash. One of the real strengths of this new company is this company is not hostage of the fundraising markets. We are a company that does not need to go back to the markets. A company that we do not see in this combined company, cash balance ever coming under $200 million from that standpoint.

That's just a very short overview, and in keeping with the format, Bert, I'll just open it up for questions.

BERT: That's great. I'd love to start off, if I could, with a question on PREOS, and whether or not you think that you can materially differentiate that product from Lilly's Forteo, and what it would take to materially differentiate that, even if you got, let's just say, clean data coming from the animal studies, in terms of the carcinogenicity data, whether or not that would translate into a better label?

KEN: Yes, let me just touch on that, on the carcinogenics survey note. Forteo, which came out, has a black box on it related to some rat carcinogenic data that was seen. Our investigators and the majority of the people in the industry believe that is species specific, that that is not something that we expect to see in humans.

Lilly, of course, is doing clinical trials from this standpoint, and we have ongoing trials, trials ongoing, looking at our product in that same animal model from that standpoint. The difference you have to realize is the two products. Theirs is a fragment of the parathyroid hormone, for instance. Ours is the full, intact human parathyroid hormone from that standpoint. Their fragment actually never exists in the actual body from that standpoint.

When you look at the way the human is cleaved, you never find that set of (INAUDIBLE) of amino acid sequences. So when we went into this merger, we looked at two things. One, we think it is a very large market. We think, based on the fact that we're in the human parathyroid hormone, we came to the basic conclusion that we did not think there would be any, we would not think we could be worse than their product, everything we saw in clinical trials, we would not be worse. And we have the upside, we think, to actually be better from that standpoint. We think that Lilly over the coming years, will actually remove that black box, and that probably will be done and prove that's species specific over the next couple of years and that will actually be removed.

We potentially may see better side effects of having the full, intact human hormone, but our reason -- as we went into this merger and did our evaluations, we basically assumed it was going to be the same, and that we're going after a very large market and that, again, if that label's off, you know, you can argue this product -- the product is being sold for $7,000 per year from a cost standpoint with no pushback.

And if you can't access the full range of osteoporosis, not the most severe, which is because of that label, it's been limited to right now, the most severe, Forteo, it's a market that you wouldn't mind sharing being second to market from that standpoint.

So we think there's potential to differentiate, we may even - if, again, if we don't have that rat carcinogenic study -- we may have a real opportunity to differentiate right out of the gate, but our philosophy going with this deal is, we assumed that the base is going to be the same and the upside is a differentiation on the label.

UNIDENTIFIED FEMALE: Can you talk about how PEG-INTRON and alpha interferon can be differentiated?

KEN: Interesting enough, I'd argue that they are the same product. They're both -- if you look at the base alpha interferon that was originally out there, Intron and Rebetol -- they have the same exact efficacy from that standpoint. When you look at the efficacy, I don't think, you don't see any difference in the efficacy whatsoever in these two products.

Roche all along as they talked about this product coming out, said they were going to have better efficacy. When you go and sit down and look at their labels, there's no difference between these two. There's a lot of differences in how they're used. For example, Schering's product is a body weight dosing format, OK? That's the way this industry has always been run.

Hepatologists have always body weight dosed, body weight dosing is, we believe, extremely important for this industry. The most important thing in this disease is compliance. The reason PEG-INTRON works better than Intron, the reason PEGASYS works better than Roche's product, is the fact that they actually get a level of the alpha interferon level in the body and therefore it stays around for most -- the longest period of time.

The old practice had dose spiking, where they'd come in, OK, and they'd come out quickly, and when they came down, the virus was able to replicate and then, of course, dose came in, and that's why you see much better efficacy. Therefore, even if you had these products and they were given once a week, making sure your patients take this once a week is the single most important thing.

What hepatologists will tell you is that's their single most important goal, is compliance and with body weight dosing, they have the ability to readily (INAUDIBLE) patients, so if a patient comes in and says, "I'm not feeling good, I'm going to come off this, I don't like it," he can lower the dose from that standpoint. The Roche product is a one-size-fits-all from that standpoint.

And there's a lot of arguments out there, is it the right size for the U.S. market? I mean, Bert could go through and we'd talk a lot about the fact that we look at the U.S. data that was at the Advisory Panel of the FDA, when you look at the U.S. data, you saw lower efficacy than PEG-INTRON. And that's believed because we have in the United States, our patients are generally, on average, heavier and that's the part that should be body weight dosed and so we saw lower efficacy from that standpoint. But, I think body weight dosing is one of the differentiations. The other two I think is, again, back to compliance, which is so important. Schering's product is lyophilized, meaning that there's nothing that needs to be refrigerated, it doesn't have to be reconstituted and does not need to be refrigerated.

It basically comes in a vial and with a solution that you actually put in, shake it and then pull back (INAUDIBLE). Roche's product, it comes in a vial, also, but it's a liquid format and it needs to be refrigerated. Particularly when you are talking about patients that take this for forty-eight weeks, in case of genotype number one patients, and that's seventy percent of the U.S. population. Convenience and compliance, again, is going to be the most important things.

We think there's a significant advantage there also to Schering that they don't have refrigeration. They are working on a pen that will actually mix the two together and be a needle (INAUDIBLE) system. It's something that they filed an (INAUDIBLE) about two years ago. I think it will give them another differentiating factor from that standpoint.

But that's really all we've seen. Roche's claims of better efficacy were not borne out in clinical trial and we did not see them from that standpoint. So, the only thing they have, if you believe this is a primary care physician market, you have a one-size-fits-all. This is not a primary care market. This is a market that hepatologists want to be involved, need to be involved with a patient every day. He doesn't need to just hand it off to a nurse and say, here's the vial, go ahead. Having said that, I mean, Schering does come in five different vial sizes and that's how you get the body weight dosing, (INAUDIBLE) off the shelf.

BERT: Can you give us an update on Abelcet and, again, you've been working with this for several months now. How's the adoption? How are you finding the antifungal market in general? And what are the steps you would take to increase the competitive position over the long run?

KEN: Unfortunately, I don't have enough time to get all our products into this short format here, and I do want to make sure we hit the key clinical products of Cinacalcet and PREOS. For those who don't know, Abelcet, is an anti-fungal product, a lipid amphotericin B complex that we acquired from Elan. We also acquired a sales force as part of that and a manufacturing facility with that.

That's a product we acquired back in November from that standpoint. It's a product that had a significant, I guess, warehouse build or pipeline build, whatever you want to call the proper words today, and therefore, it was one that we had worked with Elan to bring that pipeline down, something we did not want to participate in, having these excess inventories as well as ones we've now, since we've taken the product, we basically worked until January, did not ship the product from that point, just bringing down until we got to the right wholesale levels that we felt comfortable with.

Having said that, we're now back into the normal sales level and we're selling our products. We've seen what we expected to see on scripts. In scripts we expected to see somewhat of a downward turn as we took those products over, because really, quite frankly, for nine months, Elan wasn't doing anything with those products.

Having said that, with those scripts as we came out of the gate, what we've seen in the field are actually some very important wins from that standpoint. We put out data two weeks ago in a press release. AmBisome has been selling based on a safety profile and have been able to -- is what they -- and they've been doing a very good job. They've done the kind of detail selling they need to do which Elan didn't do.

Well, that was all based on this Wingarden study, which again, looked at only one week out -- patients after one day -- did not look at the full course therapy, we put out the other day that basically says, you know, if you look at the full course therapy, there's no difference in the efficacy and the side effects of these two products, no different side effects whatsoever. Yet we sell at sixty percent less than AmBisome does.

What that allowed us to do, is start to (INAUDIBLE) from AmBisome and so we started to see that since we've been out there actually marketing. So while we felt -- we knew we were going to see this dip -- we have now seen the reverse of that from that standpoint. We've seen VFEND come on to the market, OK. And while we saw VFEND be adopted early, we've seen a lot of doctors move away from VFEND in the critical setting. Remember, we only deal in a subsection of the market.

The amphotericin is only used in the critical care setting, for patients that are severely ill. And their doctors, particularly in the U.S., want to hit this disease hard, hit it quick and get the most effect, because unfortunately patients will die within fifteen days, this is once you actually come down with a fungal infection.

The majority of sales in this, are using a prophylactic basis, in this industry where you use products out there, in immuno-compromised patients, which typically are cancer patients, transplantation patients, and immune suppressed patients, AIDS patients, HIV patients, et cetera. You typically, on a prophylactic basis, you don't want to hit that hard. We don't compete in that part of the market, we just compete in the severe arena and what we've seen doctors do is want to continue to use this product in this severe arena. They have used VFEND and some other -- when you talk about the patients we deal with -- they're on a lot of other drugs and they've started to see more drug interactions and we see people who have tried VFEND coming back into Abelcet for its severe. Clearly, in the prophylactic, VFEND is going to be a great product.

BERT: Just as a follow-up, you've seen a little bit of a (INAUDIBLE).

KEN: And we expected that.

BERT: And then you were thinking or expect you've seen some people come back to Abelcet?

KEN: We've seen wins. I mean, we've seen wins at the hospitals. We've seen wins where we've been able to take some AmBisome hospitals and turn them into Abelcet hospitals from that standpoint. The other thing that's always -- that we find is the most fertile ground for this product going forward -- is the significant use, still, of conventional amphotericin.

This is a situation where it's a generic product, so it is cheaper, but when you look at the true cost-benefit of these products, the fact that the number of patients that will actually come up with nephrotoxicity and severe side effects, that there is a very strong cost-benefit reason to using the lipid amphotericin, not because I don't think there's enough marketing by the two companies. And I think that's another area we're focused on, it's an area where we're starting to see some wins. If doctors are realizing, hey, the best thing to do is treat these patients with a lipid amphotericin, it's cost beneficial, and we can get the pharmacies to get comfortable with that and not take the kind of situations in severely old patients of causing nephrotoxicity and kidney failure.

Anything else?

BERT: (INAUDIBLE) the other three marketed products?

KEN: Yes. The three marketed products, again, ADAGEN, ONCASPAR today are about $30 million in revenue. They're very small, that, as you can imagine, that PEG-INTRON is the biggest in numbers, if you annualize last quarter, we were running about $90 million in royalties from Schering-Plough, 70 to 80 for the Abelcet, the remainder of that comes from the other three products, which are relatively small, ADAGEN and ONCASPAR are probably about $30 million. Depocyt, which we just acquired from Skye Pharma, was running about five, it's something we think we can actually grow into about a $25 million market. Oncaspar, also, we just acquired in June from (INAUDIBLE), Aventis now, from that standpoint.

Again, two products that weren't marketed really at all, products that we think we can grow, but they're not going to be the kinds of things that drive the bottom line.

UNIDENTIFIED MALE: When would you expect the merger vote to be?

KEN: Right now, the timeframe is the second half of June. We've filed our proxy -- Jason and I were joking, it's bigger than the Bible, from that standpoint, unfortunately these days -- the SEC has thirty days to review it. We expect review comments back at the end of this month. That would allow us to send out the preliminary proxies in early May and allowing thirty-five days for shareholders to have it, would be somewhere around mid-June.

UNIDENTIFIED MALE: There have been some concerns from (INAUDIBLE) shareholders, I guess, that the transaction is dilutive in the near-term. Can you speak to -- and it is dilutive in the near-term -- can you speak to the timing, in terms of why it may be accretive at all? I know it's a sensitive issue, but can you give us a feel for how we can view it going forward and how we can view the trajectory of the company once it comes back from the (INAUDIBLE)?

KEN: What, one needs to look at there first is, where is, not what, at that point in time. We are a company -- well, we had $200 million of revenue, that all comes from our side -- a company that I think everybody knew, really didn't have much of a pipeline. And one interesting thing about this merger -- I'll just digress for a second before I answer your question -- one of the things that's most interesting about this merger, is my personal opinion -- I've been in biotech for 12 years -- my personal opinion is that really the model we have for biotechnology companies is somewhat broke, from some extent, because what we force companies to do, like Enzon and now NPS, is basically because of the drive for profitability, because they have to raise money at incremental levels as you go forward, you force companies to focus only on their late-stage base products. You see it in Enzon.

Enzon today has, had one product in Phase II clinical trials, and that was it. Why do we have that? Well, if you go back into '95 to '98, we're spending $15 to $20 million in R&D because everything was forced towards profitability of PEG-INTRON. We couldn't afford to spend any more money. We couldn't raise money in the market from that standpoint, so we are forced to that situation.

Of course, if I spend $15 to $20 million in R&D a year, I don't have -- I'm not going to have - a pipeline today. Enzon is the perfect example. As I mentioned earlier, NPS is headed the same place. They're ended where all their money was going into, of the burn they talked about of $130 million for next year, that was all predominantly PREOS from that standpoint. They weren't spending money on Cinacalcet.

They weren't spending money on NPS-1776 from that standpoint. They were going to get to the same place and if you look over history, we've seen this. I mean, Amgen, the only reason Amgen made it where it was, is their products were so big, that that gap after the first two products was a long gap, but they were able to continue to grow those products in a brand new market and able to just cover up that pipeline situation.

So you have to look at Enzon. Enzon, I think, was in a situation that I think many -- you might argue, most biotechs are going to be forced to -- is that you spend so much money getting your lead products to market, that when you now are profitable, it turns out you don't have a pipeline. So the issue comes down to dilution and back to your question. We were faced with having to go out and build a pipeline, quite frankly.

What's happening to us is we have a great revenue stream. We feel very strongly and I think some of what we blur out, our opinions will blur out with Roche as far as Roche's competitive effect on us, I think it's worn out pretty much, but we saw our multiples being contracted quite significantly.

If people look further and further and saw we didn't have much of a pipeline, therefore, PEG-INTRON and everything was going to grow, but you know, three, four years out, you were going to sort of just have nothing left from that standpoint. We were going to be forced to have to go out and buy R&D products from that standpoint. When you look at the dilution, the question is, we've either gone out and had to buy those products, OK, or find a pipeline right then.

I will tell you, and Bert knows this, we were out there doing due diligence once a month on almost every pipeline that existed out there. Unfortunately, I would have to tell you people investing in the biotechnology area, unfortunately, I've been in this industry for 12 years, like I said, we've always said, hey, we can do things better, faster, cheaper. I don't believe that. I don't believe cheaper. I don't believe faster. I do believe better. I mean, ImClone provide that we can't do better, faster, cheaper.

Unfortunately, we saw a lot of pipelines where there's a lot of people taking a lot of shortcuts and a lot of risks from that standpoint. But the question is, how much dilution would we have had to take to bring in a pipeline from that standpoint? And that's hard to quantify.

As far as, again, the cash flow positive coming from these products, again, we talked about Cinacalcet in '04, being a revenue producer and '05, for PREOS. So again, that's about the time where you start to see them starting to have a positive -- a neutral to positive-effect going forward. A long answer to your question, but I think you need to look at, when you look at dilution, to our shareholders, the question is, what else would we have done? And where would we have gone?

BERT: In terms of the R&D spending through 180 million or greater than 180 million, you know, (INAUDIBLE) from 150 million now, do you expect that to -- straight line or do you expect it to ramp up or how should we look at it?

KEN: I think that's an important thing. It's going to be relatively straight line. But there's one point, in part, you have to realize here, is that it actually is more than straight line when you talk about investment. Realize right now you're in Phase III clinical trials for PREOS, OK? The majority of that $130 million burn that they had is going into that.

So once that product gets approved, OK, you actually have this big gap to fill and that's why you'll see us accelerate products. So you will see us do what Enzon has continued to do. You'll see us continually look at bringing in products. I don't think we can bring in a pipeline based on what I just said. You'll see us bringing in late stage products from that standpoint. And I think, again, you'll see us to be able to continue to do that.

BERT: Thank you. I think we've got to cut it off there and we have breakout rooms for everyone. Thank you.

      Cautionary Statement For The Purpose Of The "Safe Harbor" Provisions
             Of The Private Securities Litigation Reform Act Of 1995

         This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger; failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS' and Enzon's businesses generally as set forth in NPS' and Enzon's filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                   Additional Information and Where to Find It

         In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) filed a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by NPS and Enzon with the SEC at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.

         NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS' proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at www.npsp.com.

         Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon's proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.